SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD CORPORATION

SUMMARY MINUTE OF THE EXTRAORDINARY SHAREHOLDERS MEETING, HELD ON JUNE 29TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 04.00 p.m.

BOARD:	Gabriel Jorge Ferreira - Chairman Claudia Politanski – Secretary

QUORUM:	Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:	Company’s officers

CALL NOTICE:
Published in the Official Gazette of the State of São Paulo, editions of June 13, 14, and 15, 2006, on pages 22, 21 and 6, respectively and in Valor Econômico newspaper, editions of June 13, 2006, sole edition of June 14 and 15, 2006, and sole edition of June 16, 17 and 18, 2006, on pages C3, C8 and C3, respectively.

DELIBERATIONS UNANIMOUSLY APPROVED:

Approved, in the terms proposed by the Board of Directors on the meeting held on June 12th, 2006:

1. The increase of the corporate capital in the amount of R$ 3,000,000,000.00 (three billion Reais), thereby increasing Unibanco’s overall corporate capital from R$5,000,000,000.00 (five billion Reais) to R$8,000,000,000.00 (eight billion Reais), through the capitalization of all of the funds currently in the Currency Exchange Risk Reserve and of R$2,885,732,583.50 (two billion, eight hundred and eighty five million, seven hundred and thirty two thousand, five hundred and eighty three Reais and fifty cents) of the funds currently allocated to the reserve designed to ensure that Unibanco maintains adequate operating margins. Such increase of corporate capital shall be effective by means of the issuance of 1,398,897,476 (one billion, three hundred and ninety eight million, eight hundred and ninety seven thousand and four hundred and seventy six) shares, that will entitle each shareholder to receive one (1) new share of the same type of the share it is held (“Bonificação de Ações”). According to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost of the new shares will be R$ 2.140774.

2. In view of a similar proposal approved by the Board of Directors of Unibanco Holdings S.A. (“Holdings”) on a meeting held on June 12, 2006, to be analyzed by the Extraordinary Shareholders Meeting of Holdings on a meeting to be to be held today, it was approved, in case this proposal is approved by Holdings, that the shareholders who hold Units, share deposit certificate, each one representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings, shall receive, for each Unit held, one (1) additional Unit, in account of stock dividend (“Bonificação de Ações”).

3. Besides, it is approved that the Global Depositary Shares (“GDSs”), traded in the North American stock market, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of extra GDSs, just the alteration of the ratio of Units that each GDS represents.

4. Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

5. It was also approved the increase of the limit of the authorized capital to up to 2,350,852,743 (two billion, three hundred and fifty million, eight hundred and fifty two thousand and seven hundred and forty three) shares, common or preferred, in addition to the total number of shares existing after the approval of the stock dividend (“Bonificação de Ações”), as per item 1 above.

6. In view of the above approval, the caput and the first paragraph of Article Forth of the By-laws shall be worded as follows:

“Article 4: The capital stock of UNIBANCO is R$ 8,000,000,000.00 (eight billion Reais) divided into 2,807,755,808 (two billion, eight hundred and seven million, seven hundred and fifty five thousand and eight hundred and eight) registered shares, with no par value, of which 1,511,316.336 (one billion, five hundred and eleven million, three hundred and sixteen thousand and three hundred and thirty six) are common shares and 1,296,439,472 (one billion, two hundred and ninety six million, four hundred and thirty nine thousand and four hundred and seventy two) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these By-laws, up to 2,350,852,743 (two billion, three hundred and fifty million, eight hundred and fifty two thousand and seven hundred and forty three) additional common or preferred shares, subject to the following rules:”

AUDIT BOARD:	There were no manifestation on the part of the Audit Board, which was not on duty.

FILED DOCUMENTS:	The Proposal of the Board of Directors of June, 12th , 2006 was filed in the Company’s head offices, already certified by the board.

São Paulo, June 29, 2006.

(authorized signatures): Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: JOSÉ LUCAS FERREIRA DE MELO; MARCELO LUIS ORTICELLI; AMADEU ZAMBONI NETO; GERALDO TRAVAGLIA FILHO; p/ UNIBANCO HOLDINGS S.A. – Geraldo Travaglia Filho and Israel Vainboim – Officers; ISRAEL VAINBOIM; CLAUDIA POLITANSKI; GABRIEL JORGE FERREIRA. This is a revised copy of the original minutes registered in the book “Minutes of General Meetings” of the company, and its publication is hereby authorized.

São Paulo, June 29, 2006

___________________________________
CLAUDIA POLITANSKI

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.